UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of March 2017

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization

CNPJ/MF 76.535.764/0001-43

NIRE 33.30029520-8

PUBLICLY-HELD COMPANY

NOTICE TO THE MARKET

Recognition of Judicial Reorganization Proceeding in Portugal

Oi S.A. – In Judicial Reorganization (“Company”) hereby informs its shareholders and the market in general that, on this date, it learned of a judgment rendered on March 2, 2017 by the Commercial Court of Lisbon – Judge Number 3 of the Judicial Court of the Region of Lisbon, recognizing, with respect to the Company and Telemar Norte Leste S.A. – In Judicial Reorganization, the decision rendered by the 7th Corporate Court of the District of the Capital of the State of Rio de Janeiro on June 29, 2016 granting the processing of the request for judicial reorganization submitted in Brazil, under the terms of Law No. 11,101/05 and the Brazilian Corporation Law.

The Company will keep its shareholders and the market informed of the development of the subject matter of this Notice to the Market.

Rio de Janeiro, March 6, 2017.

Ricardo Malavazi Martins

Chief Financial and Investor Relations Officer

Oi S.A. – In Judicial Reorganization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2017

OI S.A. – In Judicial Reorganization

By:  /s/ Ricardo Malavazi Martins

Name: Ricardo Malavazi Martins

Title: Chief Financial Officer and Investor Relations Officer